SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31065]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

May 30, 2014

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of May 2014. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on June 24, 2014, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

AllianzGI Global Equity & Convertible Income Fund [File No. 811-22067]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its asset to AllianzGI Equity & Convertible Income Fund, and on January 27, 2014, made a distribution to its shareholders based on net asset value. Expenses of $312,000 incurred in connection with the reorganization were paid by applicant, the surviving fund and Allianz Global Investors Fund Management LLC, applicant's investment adviser.

Filing Date: The application was filed on April 30, 2014.

Applicant's Address: 1633 Broadway, New York, NY 10019.

Excelsior Buyout Investors LLC [File No. 811-21283]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 17, 2014, applicant made a final liquidating distribution to its shareholders, based on net asset value. Applicant paid $34,458 in connection with the liquidation.

Filing Date: The application was filed on April 17, 2014,

Applicant's Address: 225 High Ridge Rd., Stamford, CT 06905.

Tax-Free Fund of Colorado [File No. 811-5047]

Churchill Tax Free Trust [File No. 811-5086]
Tax-Free Fund for Utah [File No. 811-6239]
Aquila Narragansett Tax-Free Income Fund [File No. 811-6707]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to corresponding series of Aquila Municipal Trust, and on October 11, 2013, applicants made distributions to their shareholders based on net asset value. Expenses of $128,303, $107,966, $173,052 and $103,036, respectively, incurred in connection with the reorganizations were paid by each applicant and the corresponding acquiring funds.

Filing Date: The applications were filed on May 8, 2014.

Applicants' Address: 120 West 45th St., Suite 3600, New York, NY 10036.

Aquila Three Peaks Opportunity Growth Fund [File No. 811-8168]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Aquila Three Peaks Opportunity Growth Fund, a series of Aquila Funds Trust, and on October 11, 2013, applicant made a distribution to its shareholders based on net asset value. Expenses of $54,868 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Date: The application was filed on May 8, 2014.

Applicant's Address: 120 West 45th St., Suite 3600, New York, NY 10036.

Nuveen Michigan Premium Income Municipal Fund Inc. [File No. 811-7116]
Nuveen Michigan Dividend Advantage Municipal Fund [File No. 811-9453]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen Michigan Quality Income Municipal Fund, and on January 7, 2013, made distributions to their shareholders based on net asset value. Aggregate expenses of $552,421 incurred in connection with the reorganizations were allocated among applicants and the acquiring fund.

Filing Date: The applications were filed on April 23, 2014.

Applicant's Address: 333 West Wacker Dr., Chicago, IL 60606.

Nuveen Premier Municipal Opportunity Fund Inc. [File No. 811-6457]
Nuveen Premium Income Municipal Opportunity Fund [File No. 811-7792]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen AMT-Free Municipal Income Fund, and on May 6, 2013, made distributions to their shareholders based on net asset value. Aggregate expenses of $903,613 incurred in connection with the reorganizations were allocated among applicants and the acquiring fund.

Filing Date: The applications were filed on April 23, 2014.

Applicant's Address: 333 West Wacker Dr., Chicago, IL 60606.

Nuveen Arizona Dividend Advantage Municipal Fund [File No. 811-9459]
Nuveen Arizona Dividend Advantage Municipal Fund 2 [File No. 811-10553]
Nuveen Arizona Dividend Advantage Municipal Fund 3 [File No. 811-21157]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen Arizona Premium Income Municipal Fund, and on April 8, 2013, made distributions to their shareholders based on net asset value. Aggregate expenses of $622,502 incurred in connection with the reorganizations were allocated among applicants and the acquiring fund.

Filing Date: The applications were filed on April 23, 2014.

Applicants' Address: 333 West Wacker Dr., Chicago, IL 60606.

Nuveen Ohio Dividend Advantage Municipal Fund [File No. 811-9463]
Nuveen Ohio Dividend Advantage Municipal Fund 2 [File No. 811-10445]
Nuveen Ohio Dividend Advantage Municipal Fund 3 [File No. 811-10637]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen Ohio Quality Income Municipal Fund, and on April 8, 2013, made distributions to their shareholders based on net asset value. Aggregate expenses of $666,057 incurred in connection with the reorganizations were allocated among applicants and the acquiring fund.

Filing Date: The applications were filed on April 23, 2014.

Applicants' Address: 333 West Wacker Dr., Chicago, IL 60606.

Nuveen New York Investment Quality Municipal Fund Inc. [File No. 811-6178]
Nuveen New York Select Quality Municipal Fund Inc. [File No. 811-6295]
Nuveen New York Quality Income Municipal Fund Inc. [File No. 811-6424]
Nuveen New York Premium Income Municipal Fund Inc. [File No. 811-6619]
Nuveen New York Dividend Advantage Municipal Income Fund [File No. 811-9473]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen New York AMT-Free Municipal Income Fund, and on March 11, 2013, made distributions to their shareholder based on net asset value. Aggregate expenses of $1,928,360 incurred in connection with the reorganizations were allocated among applicants and the acquiring fund.

Filing Date: The applications were filed on April 23, 2014.

Applicants' Address: 333 West Wacker Dr., Chicago, IL 60606.

Nuveen Municipal High Income Opportunity Fund 2 [File No. 811-22123]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Nuveen Municipal High Income Opportunity Fund, and on July 15, 2013, distributed its assets to shareholders based on net asset value. Expenses of $778,536 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Date: The application was filed on April 23, 2014.

Applicant's Address: 333 West Wacker Dr., Chicago, IL 60606.

Aegis Value Fund Inc. [File No. 811-9174]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Aegis Value Fund, a series of The Aegis Funds, and on February 28, 2014, made a distribution to its shareholders based on net asset value. Expenses of $140,300 incurred in connection with the reorganization were paid by Aegis Financial Corporation, investment adviser to the applicant.

Filing Date: The application was filed on May 9, 2014.

Applicant's Address: 6862 Elm St., Suite 830, McLean, VA 22101.

Separate Account VA A [File No. 811-9172]
Separate Account VA D [File No. 811-9777]
Separate Account VA E [File No. 811-9847]
Separate Account VA F [File No. 811-10411]
Separate Account VA I [File No. 811-10147]
Separate Account VA J [File No. 811-10413]

Separate Account VA K [File No. 811-10617]
Separate Account VA L [File No. 811-21087]
Separate Account VA P [File No. 811-21192]
Separate Account VA R [File No. 811-21441]
Separate Account VA S [File No. 811-21453]

Summary: Each applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Retirement Build Variable Annuity Account, and made distributions to their unit holders based on net asset value. Each applicant incurred $10,000 in expenses in connection with its reorganization; these expenses were paid by Transamerica Life Insurance Company, applicants' depositor.

Filing Date: The applications were filed on March 3, 2014.

Applicants' Address: 4333 Edgewood Rd. NE, Cedar Rapids, IA 52499.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Kevin M. O'Neill
Deputy Secretary